10027325

UNITED STATES
[redacted]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

BD 2/26

UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8- 28328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Dr. #200
(No. and Street)

Reston	VA	20191
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Carignan 703-716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPA/s, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr., Reston, VA 20191
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/1

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 2009, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONIA M. JONES
Notary Public
Commonwealth of Virginia
7040724
My Commission Expires Feb 28, 2010

Tonia M. Jones
Notary Public 02/19/2010

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

February 8, 2010

To the Board of Directors
Mason Securities, Inc.
11130 Sunrise Valley Drive, Suite 200
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Mason Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mason Securities, Inc.'s management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which consisted of the cancelled check to SIPC, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, which was management's revenue and expense calculations supporting the adjustments noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Mason Securities, Inc.
Schedule of Assessment and Payment
December 31, 2009

Assessment - S4-2009	$ 150.00
Payment applied (ck #152)	(150.00)
	$ -

Cocke, Szpanka & Taylor, CPA's, PC verified that payment was made to SIPC for the 2009 assessment.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2010

Mr. Scott George
Mason Securities, Inc.
11130 Sunrise Valley Drive, Suite 200
Reston, VA 20191

We have audited the financial statements of Mason Securities, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 8, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 8, 2010, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Mason Securities, Inc. are described in Note A to the financial statements. During the year ended December 31, 2009, the Corporation adopted Statement of Financial Accounting Standard ASC Topic 740, *Income Taxes*, as described in Note B and Statement of Financial Accounting Standard ASC 820-10, *Fair Value Measurements and Disclosures*, as described in Note J. We noted no transactions entered into by the Corporation during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no significant estimates affecting the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We did not have any adjustments requiring management correction resulting from our audit. A schedule of proposed journal entries has been included for your consideration.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 8, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Corporation's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Corporation's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of management of the Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

Client: *Mason Securities, Inc.*
Engagement: *Mason Securities, Inc.*
Period Ending: *12/31/2009*
Workpaper: *Proposed JE Report*

Account	Description	W/P Ref	Debit	Credit
Proposed JE # 101		**57-3**		
To record ten months of prepaid insurance for the security bond.				
1370	Prepaid Expenses		2,729.17	
5430	Licenses and Fees			2,729.17
Total			**2,729.17**	**2,729.17**
Proposed JE # 102		**113-1**		
To record AP and AR improperly exlcuded as of 12.31.09				
1100	A/R-12B-1 fees		244.79	
5430	Licenses and Fees		50.00	
5442	Office Expense		416.67	
2030	Accrued Expenses			466.67
4070	12b-1/Fund Vest Fees			244.79
Total			**711.46**	**711.46**

Audited Financial Statements
and Other Information

MASON SECURITIES, INC.
Reston, Virginia

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements
and
Other Financial Information

MASON SECURITIES, INC.

RESTON, VIRGINIA

December 31, 2009 and 2008

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying statements of financial condition of Mason Securities, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2009 and for the six months ended December 31, 2008, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the six months ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 8, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2009	December 31, 2008
ASSETS		
CURRENT ASSETS		
Cash	$ 63,698	$ 195,520
Due from related party	865,672	559,370
TOTAL CURRENT ASSETS	929,370	754,890
DEPOSIT	25,000	25,000
	$ 954,370	$ 779,890
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Withholdings payable	$ 11,847	$ 9,990
Commissions payable	10,441	14,235
TOTAL CURRENT LIABILITIES	22,288	24,225
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	906,482	730,065
	932,082	755,665
	$ 954,370	$ 779,890

See notes to financial information.

STATEMENTS OF OPERATIONS

MASON SECURITIES, INC.

	Year Ended December 31, 2009	Six Months Ended December 31, 2008
INCOME		
Concession and commission income	$ 733,277	$ 617,081
Interest income	1,516	2,462
	734,793	619,543
EXPENSES		
Operating expenses	281,347	297,467
Management fees	69,804	263,072
Commission expense	99,283	91,231
	450,434	651,770
NET INCOME (LOSS) BEFORE INCOME TAXES	284,359	(32,227)
Income tax expense	107,942	0
NET INCOME (LOSS)	$ 176,417	$(32,227)

See notes to financial information.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JUNE 30, 2008	$ 1	$ 25,599	$ 762,292	$ 787,892
Net loss for the six months ended December 31, 2008			(32,227)	(32,227)
BALANCE, DECEMBER 31, 2008	1	25,599	730,065	755,665
Net income for the year			176,417	176,417
BALANCE, DECEMBER 31, 2009	$ 1	$ 25,599	$ 906,482	$ 932,082

See notes to financial information.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended December 31, 2009	Six Months Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 176,417	$(32,227)
Effect of changes in income and expense accruals:		
Accounts payable	1,857	1,430
Commission payable	(3,794)	(1,533)
NET CASH FLOW FROM (USED BY) OPERATING ACTIVITIES	174,480	(32,330)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in due from related party	(306,302)	79,978
NET INCREASE (DECREASE) IN CASH	(131,822)	47,648
Cash, beginning of period	195,520	147,872
CASH, END OF PERIOD	$ 63,698	$ 195,520

See notes to financial information.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent. The Parent changed its fiscal year end to December, effective December 31, 2008, and the Corporation also changed its fiscal year end to December.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when received rather than when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the year ended December 31, 2009 and for the six months ended December 31, 2008 was $581,422 and $480,107, respectively.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less. The Corporation may maintain cash balances that may exceed federally insured limits. Management does not believe this to result in any significant risk.

<u>New Accounting Pronouncement</u>
Effective September 15, 2009, the Corporation adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by nonpublic entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, companies are required to disclose unrecognized tax benefits. The Corporation is a wholly owned subsidiary under the Parent and is not liable for paying income taxes; thus the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, do not apply.

In prior periods, no provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. During the year ended December 31, 2009, the Corporation elected to record its share of the Federal and state income taxes, which remain the liability of the Parent. For the year ended December 31, 2009 and the six months ended December 31, 2008, Federal and state income taxes totaled $107,942 and $0. The offsetting liability was recorded in due from related party.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the year ended December 31, 2009 and for the six months ended December 31, 2008.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire August 21, 2010. Interest on the outstanding balance for the loan is calculated at prime with a minimum floor rate of 4.25%. The revolving loan balance was $0 and $0 for the year ended December 31, 2009 and the six months ended December 31, 2008, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. During the six months ended December 31, 2008, the method of determining management fees was based on revenue. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $865,672 and $559,370 for the year ended December 31, 2009 and for the six months ended December 31, 2008, respectively.

NOTE E - RELATED PARTY TRANSACTIONS (continued)

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the year ended December 31, 2009 and for the six months ended December 31, 2008 were $35,201 and $55,644, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the year ended December 31, 2009 and for the six months ended December 31, 2008 was $15,487 and $24,192, respectively, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the year ended December 31, 2009 and for the six months ended December 31, 2008, the Corporation made contributions to the plan of $8,163 and $7,710, respectively.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

NOTE H - NET CAPITAL REQUIREMENTS (continued)

The Corporation's aggregate indebtedness to net capital ratio was 0.34 to 1. At December 31, 2009, the Corporation had net capital of $66,351, which was $61,351 in excess of its required net capital of $5,000.

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Corporation adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Under ASC 820-10, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2009 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Effective June 15, 2009, the Corporation adopted ASC Topic 855, *Subsequent Events*. ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC Topic 855 defines the period after the statement of financial condition date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure, the circumstance under which an organization shall recognize events occurring after the statement of financial condition date and the disclosures that an organization shall make about those events or transactions. ASC Topic 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition. The second type consists of events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after such date.

Management evaluated all events and transactions that occurred after December 31, 2009 through February 8, 2010, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report On Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying financial statements of Mason Securities, Inc. as of and for the year ended December 31, 2009 and for the six months ended December 31, 2008, and have issued our report thereon dated February 8, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 8, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

December 31, 2009

Total stockholder's equity		$ 932,082
Deduct: non-allowable assets		(865,672)
Deduct: haircut valuation		(59)
	NET CAPITAL	$ 66,351

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

December 31, 2009

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the period ended December 31, 2009.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 8, 2010